UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-03006

(Check one)	[ ] Form 10-K [x] Form 20-F [ ] Form 11-K
[ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended.

Read Attached Instruction Before Preparing Form, Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Full name of registrant:	Philippine Long Distance Telephone Company (“PLDT”)

Former name if applicable:	N/A

Address of principal executive office:	Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]

(b)              The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The process with regard to the reconciliation of PLDT’s financial statements under Philippine generally accepted accounting principles (“Philippine GAAP”) to United States generally accepted accounting principles and the review of the Annual Report on Form 20-F by PLDT’s independent auditors is not yet complete and is still ongoing. The reasons the process could not be completed by June 30, 2003 could not be eliminated without unreasonable effort or expense. PLDT currently believes that this process will be completed before July 15, 2003 and that it will file its Annual Report on Form 20-F in respect of the year ended December 31, 2002 on or prior to July 15, 2003.

PART IV – OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification.

Anabelle Lim-Chua	(632)	844-9098
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A quantitative comparison of PLDT’s results of operation under Philippine GAAP for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is set forth in the financial statements furnished to the United States Securities and Exchange Commission (“US SEC”) under cover of Form 6-K on June 10, 2003, which is incorporated by reference herein. A narrative explanation of the changes in results of operations for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is included in the section entitled “Results of Operations” included in our Current Report on Form 17-C filed with the Philippine Securities and Exchange Commission and furnished to the US SEC under cover of Form 6-K on March 25, 2003, which section is incorporated herein by reference. We anticipate that our narrative explanation of such changes to be included in our Annual Report on Form 20-F will be substantially the same as that included in the March 25, 2003 Form 6-K.

Philippine Long Distance Telephone Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003	By:	/s/	Anabelle Lim-Chua
ANABELLE LIM-CHUA Senior vice-President, Treasurer